UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Veriteq Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

923449102

(CUSIP Number)

February 19, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       Rule 13d-1(b)

       Rule 13d-1(c)

       Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	923449102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
John Stetson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) 
(b) 

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

0

	6	SHARED VOTING POWER

100,000(1)

	7	SOLE DISPOSITIVE POWER

0

	8	SHARED DISPOSITIVE POWER

100,000(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100,000(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)



11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.3% (based on 1,208,000 shares of common stock outstanding as of February 17, 2015)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

(1)
Held by HS Contrarian Investments, LLC. John Stetson is the President of HS Contrarian Investments, LLC and in such capacity, is deemed to hold voting and dispositive power of the securities held by HS Contrarian Investments, LLC.  Excludes shares of common stock issuable upon conversion of (1) a convertible promissory note in the principal amount of $100,000 with an initial conversion price of $0.20 per share which contains a blocker prohibiting the holder from converting such note to the extent such conversion would cause the holder to hold in excess of 4.99% of the Issuer’s issued and outstanding common stock (the “Blocker”), (2) a convertible promissory note in the principal amount of $83,333 with an initial conversion price of $0.75 per share which contains a Blocker, and (3) a convertible promissory note in the principal amount of $47,256 with an initial conversion price of $0.75 per share which contains a Blocker.  All conversion prices referenced are subject to adjustment, as set forth in such notes.

CUSIP No.	923449102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
HS Contrarian Investments, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) 
(b) 

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

0

	6	SHARED VOTING POWER

100,000 (1)

	7	SOLE DISPOSITIVE POWER

0

	8	SHARED DISPOSITIVE POWER

100,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100,000 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)



11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.3% (based on 1,208,000 shares of common stock outstanding as of February 17, 2015)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

        (1) Excludes shares of common stock issuable upon conversion of (1) a convertible promissory note in the principal amount of $100,000 with an initial conversion price of $0.20 per share which contains a Blocker, (2) a convertible promissory note in the principal amount of $83,333 with an initial conversion price of $0.75 per share which contains a Blocker, and (3) a convertible promissory note in the principal amount of $47,256 with an initial conversion price of $0.75 per share which contains a Blocker.  All conversion prices referenced are subject to adjustment, as set forth in such notes.

Item 1(a).            Name of Issuer:

VERITEQ CORPORATION

Item 1(b).            Address of Issuer's Principal Executive Offices:

220 Congress Park Drive, Suite 200 Delray Beach, Florida

Item 2(a).            Name of Person Filing.

The statement is filed on behalf of John Stetson and HS Contrarian Investments, LLC.

Item 2(b).            Address of Principal Business Office or, if None, Residence.

555 South Federal Highway #450 Boca Raton, FL 33432

Item 2(c).            Citizenship.

United States/Delaware

Item 2(d).            Title of Class of Securities.

Common Stock, $0.01 par value

Item 2(e).            CUSIP Number.

923449102

Item 3.	Type of Person

Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 100,000 (1)

(b)	Percent of class: 8.3%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 100,000(1)

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 100,000(1)

       (1) Held by HS Contrarian Investments, LLC. John Stetson is the President of HS Contrarian Investments, LLC and in such capacity, is deemed to hold voting and dispositive power of the securities held by HS Contrarian Investments, LLC.  Excludes shares of common stock issuable upon conversion of (1) a convertible promissory note in the principal amount of $100,000 with an initial conversion price of $0.20 per share which contains a Blocker, (2) a convertible promissory note in the principal amount of $83,333 with an initial conversion price of $0.75 per share which contains a Blocker, and (3) a convertible promissory note in the principal amount of $47,256 with an initial conversion price of $0.75 per share which contains a Blocker.  All conversion prices referenced are subject to adjustment, as set forth in such notes.

Item 5.                 Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.                 Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.                 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.                 Identification and Classification of Members of the Group.

Not applicable.

Item 9.                 Notice of Dissolution of Group.

Not applicable.

Item 10.               Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 19, 2015	By:	/s/ John Stetson
John Stetson

HS Contrarian Investments, LLC

Date: February 19, 2015	By:	/s/ John Stetson
Name: John Stetson
Title: President